OMB APPROVAL

                                                       OMB NUMBER: 3235-0145
                                                       EXPIRES: OCTOBER 31, 1994
                                                       ESTIMATED AVERAGE BURDEN
                                                       HOURS PER FORM 14.90

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  H.T.E., INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   403926 10 8
       ------------------------------------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               PAGE 1 0F 4 PAGES

----------------------                               ---------------------------
CUSIP NO. 403926 10 8               13G                  PAGE 2 OF 4 PAGES
----------------------                               ---------------------------

-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     JACK L. HARWARD

-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]

                                                                      (b) [ ]

--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

--------------------------------------------------------------------------------
               5 SOLE VOTING POWER

                    1,252,577

NUMBER OF      -----------------------------------------------------------------
SHARES         6 SHARED VOTING POWER
BENEFICIALLY
OWNED BY            0
EACH
REPORTING      -----------------------------------------------------------------
PERSON         7 SOLE DISPOSITIVE POWER
WITH
                    1,252,577

               -----------------------------------------------------------------
               8 SHARED DISPOSITIVE POWER

                    0

--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,252,577

--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     16.3%

--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   CUSIP NO. 403926 10 8                                       PAGE 3 OF 4 PAGES


         ITEM 1.

                  Issuer:           H.T.E, Inc.
                                    1000 Business Center Drive
                                    Lake Mary, Florida 32746

         ITEM 2.

                  This statement is being filed on behalf of Jack L. Harward whose business address is 1000 Business Center Drive, Lake Mary, Florida 32746. Mr. Harward is a United States citizen.

                  The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of H.T.E., Inc., a Florida corporation (the "Company").

                  The CUSIP number for the Company's Common Stock is: 403926 10
8.

         ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  Inapplicable.

         ITEM 4.  OWNERSHIP

                  Mr. Harward may be deemed to beneficially own 1,252,577 shares of the Company's Common Stock, representing approximately 16.3% of the Company's issued and outstanding Common Stock. These shares represent 1,252,577 shares of Common Stock that Mr. Harward owns individually.

                  Mr. Harward has sole voting and dispositive power with respect to the 1,252,577 shares of Common Stock he beneficially owns.

         ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Inapplicable.

         ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Inapplicable.

         ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Inapplicable.

CUSIP NO. 403926 10 8

                                                                    PAGES 4 OF 4

         ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Inapplicable.

         ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Inapplicable.

         ITEM 10. CERTIFICATION

                  Inapplicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 16, 1998.


                                               /s/ JACK L. HARWARD
                                               -------------------
                                                   JACK L. HARWARD